Computer Software Innovations

1661 East Main Street

Easley, South Carolina 29640

February 14, 2006

Via EDGAR

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Attn: Mr.	Jay Williamson

              Mail Stop 3561

Computer Software Innovations, Inc.

Registration Statement (Form SB-2 Amendment No. 2) No. 333-129842

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Computer Software Innovations, Inc. hereby requests that the effective date of the above-captioned registration statement be accelerated so that such registration statement will become effective at 4:59 p.m. on Tuesday, February 14, 2006, or as soon thereafter as practicable.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer